Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,
	2012		2013		2014		2015		2016
	(in thousands)
Net income	$120,698		$172,521		$221,349		$234,526		$383,367
Interest expense (1)	106,096		92,048		126,869		183,208		175,561
Income before fixed charges	$226,794		$264,569		$348,218		$417,734		$558,928

Capitalized interest	$240		$190		$—		$3,701		$6,594
Interest expense (1)	106,096		92,048		126,869		183,208		175,561
Total fixed charges	$106,336		$92,238		$126,869		$186,909		$182,155
Earnings / fixed charge coverage ratio	2.1	x	2.9	x	2.7	x	2.2	x	3.1	x

(1)	Includes interest refinancing costs, gains and losses on refinancing and amortization of deferred financing costs.